UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MuleSoft, Inc.

(Name of Subject Company)

MuleSoft, Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.000025 per share

Class B Common Stock, par value $0.000025 per share

(Title of Class of Securities)

Class A Common Stock – 625207105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Rob Horton

SVP, Corporate Development & General Counsel

MuleSoft, Inc.

77 Geary Street, Suite 400

San Francisco, California 94108

(415) 229-2009

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler

Denny Kwon

Rezwan Pavri

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2099

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MuleSoft, Inc., a Delaware corporation (“MuleSoft”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Schedule 14D-9 relates to the offer by Malbec Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), to exchange for each outstanding share of Class A common stock of MuleSoft, Inc., par value $0.000025 per share (“MuleSoft Class A common stock”), and Class B common stock of MuleSoft, par value $0.000025 per share (“MuleSoft Class B common stock,” and together with “MuleSoft Class A common stock,” “MuleSoft common stock” and such shares of MuleSoft common stock, “MuleSoft shares”), validly tendered and not validly withdrawn in the offer:

•	$36.00 in cash; and

•	0.0711 of a share of Salesforce common stock, par value $0.001 per share (“Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock;

in each case, without interest and less any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 2, 2018 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”). Salesforce has filed with the SEC a Registration Statement on Form S-4 dated April 2, 2018, relating to the offer and sale of shares of Salesforce common stock to be issued to holders of shares of MuleSoft common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on April 2, 2018 (as it may be amended or supplemented from time to time) by Salesforce and the Offeror

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding a new subsection entitled ‘—Stockholder Litigation’ as follows :

“In connection with the merger agreement and the transactions contemplated thereby, four purported class action lawsuits have been filed. Three complaints, captioned Joseph Polchert v. MuleSoft, Inc., et al., Case No. 3:18-cv-02071 (filed April 5, 2018), Chris Robinson v. MuleSoft, Inc., et al., Case No. 3:18-cv-02095 (filed April 6, 2018), and LR Trust v. MuleSoft, Inc., et al., Case No. 3:18-cv-02104 (filed April 6, 2018), were filed in the United States District Court for the Northern District of California. One complaint, captioned Matthew Sciabacucchi v. MuleSoft, Inc., et al., Case No. 1:18-cv-00530 (filed April 9, 2018), was filed in the United States District Court of Delaware.

In general, the complaints assert claims against MuleSoft and the MuleSoft Board, with Salesforce and the Offeror as additional defendants in the Chris Robinson v. MuleSoft, Inc., et al. and Matthew Sciabacucchi v. MuleSoft, Inc., et al. complaints. The complaints allege, among other things, that the defendants failed to make adequate disclosures in the Schedule 14D-9 filed by MuleSoft on April 2, 2018. The complaints seek, among other things, to enjoin the proposed transaction, rescission of the proposed transaction should it be completed, and damages.

MuleSoft believes that the allegations in the complaints are without merit.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULESOFT, INC.

Date: April 11, 2018	By:	/s/ Matthew Langdon
Name: Matthew Langdon
Title: Chief Financial Officer